SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15-(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15-(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to

Commission file number 001-06706

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Badger Meter Employee Savings and Stock Ownership Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Badger Meter, Inc.
4545 W. Brown Deer Road
Milwaukee, WI 53223

REQUIRED INFORMATION
The Badger Meter Employee Savings and Stock Ownership Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Badger Meter Employee Savings and Stock Ownership Plan
Financial Statements and Additional Information
December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
Employee Benefit Plans Committee of the Board of Directors of Badger Meter, Inc.
Badger Meter Employee Savings and Stock Ownership Plan
Milwaukee, WI
We have audited the accompanying statements of net assets available for benefits of Badger Meter Employee Savings and Stock Ownership Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2009 and reportable transactions for the year ended December 31, 2009 are presented for the purpose of addition analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Wipfli LLP
June 15, 2010
Milwaukee, Wisconsin

Badger Meter Employee Savings and Stock Ownership Plan
Statement of Net Assets Available for Benefits
December 31, 2009

	Unallocated	Allocated	Total

Assets:
Investments, at fair value	$4,377,936	$71,502,546	$75,880,482
Company contributions	19,589	—	19,589
Interest receivable	—	27,699	27,699

Total assets	4,397,525	71,530,245	75,927,770

Liability:
Notes payable	(584,576)	—	(584,576)

Net assets available for benefits, at fair value	3,812,949	71,530,245	75,343,194

Adjustment from fair value to contract value for fully benefit- responsive contract	—	(1,505,474)	(1,505,474)

Net assets available for benefits	$3,812,949	$70,024,771	$73,837,720

See accompanying notes to financial statements

Badger Meter Employee Savings and Stock Ownership Plan
Statement of Net Assets Available for Benefits
December 31, 2008

	Unallocated	Allocated	Total

Assets:
Investments, at fair value	$3,714,635	$59,898,373	$63,613,008
Company contributions	39,300	—	39,300
Interest receivable	38	10,329	10,367
Pending trades	—	37,600	37,600

Total assets	3,753,973	59,946,302	63,700,275

Liability:
Notes payable	(658,793)	—	(658,793)

Net assets available for benefits, at fair value	3,095,180	59,946,302	63,041,482

Adjustment from fair value to contract value for fully benefit-responsive contract	—	716,611	716,611

Net assets available for benefits	$3,095,180	$60,662,913	$63,758,093

See accompanying notes to financial statements

Badger Meter Employee Savings and Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

	Unallocated	Allocated	Total

Additions:
Investment income:
Net appreciation in fair value of investments	$1,139,914	$13,035,402	$14,175,316
Interest	92	670,307	670,399
Dividends	50,228	589,028	639,256

Total investment income	1,190,234	14,294,737	15,484,971

Contributions:
Company	19,589	—	19,589
Roll over	—	13,010	13,010
Participants	—	3,093,842	3,093,842

Total contributions	19,589	3,106,852	3,126,441

Total additions	1,209,823	17,401,589	18,611,412

Deductions:
Benefits paid to participants	—	8,507,092	8,507,092
Interest expense	21,993	—	21,993
Loan fees	—	2,700	2,700

Total deductions	21,993	8,509,792	8,531,785

Allocation of Shares	(470,061)	470,061	—

Net increase	717,769	9,361,858	10,079,627

Net assets available for benefits:

Balance at beginning of year	3,095,180	60,662,913	63,758,093

Balance at end of year	$3,812,949	$70,024,771	$73,837,720

See accompanying notes to financial statements

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 1 Description of the Plan
General
The following description of Badger Meter Employee Savings and Stock Ownership Plan (the “Plan”) is for general information purposes only. Participants should refer to the plan agreement for a more complete description of the Plan. The plan has two components: a 401(k) savings component and a leveraged employee stock ownership plan (ESOP) component.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan purchased common shares using proceeds of a bank borrowing (Note 5). The bank note is guaranteed by Badger Meter, Inc. (the “Company”). The shares purchased with the bank note payable were originally deposited into an unallocated account. As the Plan makes each principal payment, the Company’s stock owned by the Plan can be allocated to participants’ accounts in accordance with applicable regulations under the Internal Revenue Code (the “Code”).
The bank borrowing is collateralized by the unallocated shares of stock and is guaranteed by the Company. Shares fully vest upon allocation. The lender has no rights against shares once they are allocated under the ESOP.
The Plan’s financial statements present separately the assets and liabilities and charges therein related to:
1	The accounts of participants with vested rights in allocated stock (allocated), and

2	Stock not yet allocated to participants (unallocated).
Eligibility
Substantially all domestic employees of the Company are eligible to participate in the Plan.
Contributions
Participants may elect to contribute to the plan up to 20% of their eligible compensation, subject to amounts allowable by the Code. Participants do not contribute to the ESOP component of the Plan.
The Company may make a discretionary matching contribution to the Plan. In order to be eligible to receive a Company match, a participant must be employed as of the last day of the plan year, retired within the year, or terminated employment during the plan year having attained age 55 with 5 years of service. The Company made a matching contribution to participant accounts in 2009 equal to 25% of the first 7% of participants’ compensation.
The Company may also make additional discretionary contributions to the Plan. Other discretionary contributions are allocated in equal amount to all participants accounts. No other additional discretionary contributions were made by the Company to the Plan in 2009.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 1 Description of the Plan (Continued)
To the extent accumulated cash dividends on the Company stock in suspense, investment income, and other discretionary Company contributions are not sufficient to meet the debt service requirement of the Plan’s note payable (see Note 5), the Company is required to make a contribution to the Plan. In 2009, the Company’s required contribution was $19,589.
As principal and interest payments are made by the Plan on the note payable, unallocated shares of the Company’s common stock, which serve as collateral on the note payable, are released and allocated to participant accounts. The fair value of the Company’s common stock as of December 31 is used to determine the fair value of the allocated shares.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution, an allocation of the Company’s discretionary contribution, if any, and the Plan earnings. The Company’s discretionary contribution (excluding the matching contribution) is allocated equally to all participants. Plan earnings are allocated based on the participant’s account balances in relation to total participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Vesting
Participants are fully vested in all amounts in their accounts.
Payment of Benefits
Upon retirement, death, disability, or termination of employment, the participant’s account shall generally be distributed in a single lump sum at the participant’s option. Final distributions will be made either in shares of Company common stock plus cash in lieu of fractional shares or entirely in cash.
Withdrawals
A participant’s contribution may not be withdrawn prior to retirement, death, disability, termination of employment, or termination of the Plan, except for financial hardship, a one-time distribution after age 59 1/2, or in the form of loans to participants. The Plan defines financial hardship as expenses related to secondary education, unreimbursed medical expense, purchase of the participant’s principal residence, or other financial need as allowed under IRS regulations. All withdrawals are subject to approval by the Plan Administrator.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 1 Description of the Plan (Continued)
Investment Options
The Plan provides for various investment options in mutual funds, Company common stock, and a guaranteed income contract. As of December 31, 2009, participants could select from nineteen investment options. Participants can direct up to 50% of their contributions into the Badger Meter Company Stock Fund which is a unitized fund comprised primarily of the Company’s common stock and a money market fund. Nonparticipant directed investments consist of the unallocated shares of Badger Meter, Inc. Common Stock (see Note 4). Information about changes in nonparticipant directed investments is presented in the unallocated portion of the Statement of Changes in Net Assets Available for Benefits.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 3.64 percent to 8.25 percent, which are commensurate with local prevailing rates at the time of the loan origination as determined quarterly by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions.
Loan maturities cannot exceed 60 months and are secured by the participant’s vested interests in the Plan. Amounts loaned to a participant do not share in the allocations of Plan earnings (see Participant Accounts above), but are credited with the interest earned on the loan balance.
Note 2 Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, as further defined in Note 3.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 2 Summary of Significant Accounting Policies (Continued)
Use of Estimates in Preparation of Financial Statements
The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates and are subject to change in the near term.
Expenses
Expenses related to the administration of the Plan are paid by the Company. Investment expenses are paid by the Plan and reimbursed by the Company at its discretion. Loan fees are charged to the participant’s account requesting the loan.
Payment of Benefits
Benefits are recorded when paid.
Risk and Uncertainties
The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Reclassifications
There was a reclassification as of December 31, 2008 to decrease investments at fair value and increase the adjustment from fair value to contract value for investment in fully benefit-responsive contracts of $846,683. This reclassification had no effect on net assets available for benefits or the changes in net assets available for benefits.
There was a second reclassification as of December 31, 2008 to increase investments at fair value and decrease cash and cash equivalents of $397,553. This reclassification had no effect on net assets available for benefits or the changes in net assets available for benefits.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 2 Summary of Significant Accounting Policies (Continued)
Recent Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (“FASB”) issued Statement No. 168, “Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162” (the “Codification”), which is codified in the Accounting Standards Codification (“ASC”), “Generally Accepted Accounting Principles” (“GAAP”) under ASC 105. ASC 105 indentifies the source of accounting principles and the framework for selecting the principles used in the preparation of financial statements as the official source of authoritative GAAP (other than guidance issued by the SEC) for all non-government entities. The Codification, which changes the referencing of financial standards, supersedes pre-Codification authoritative guidance. The Codification did not change or alter existing GAAP and did not result in a change in accounting practice for the Plan upon adoption on September 30, 2009. The Plan updated the notes to the financial statements to appropriately reference the new Accounting Standards Codification.
Subsequent Events
The Plan Administrator’s management has evaluated subsequent events through the date the financial statements were issued.
Note 3 Fair Value Measurements
Accounting Standards Codification 820, “Fair Value Measurements and Disclosures,” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority. Level 2 inputs consist of inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for determining the fair value of assets or liabilities that reflect assumptions that market participants would use in pricing assets or liabilities. The Plan uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments.
Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares. Shares of the Badger Meter, Inc. common stock are valued at quoted market prices. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair value of the underlying investments. Common collective trusts with underlying investments in fully benefit responsive investment contracts are stated at fair value of the underlying investments adjusted by the issuer to contract value. The fair value of the guaranteed interest contract is calculated by discounting the related cash flows based on current yields of similar investments with comparable durations. Participant loans are stated at amortized costs that approximate fair value.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 3 Fair Value Measurements (Continued)
The following summarizes the Plan’s investments, set forth by level within the fair value hierarchy, on a recurring basis as of December 31:

		Fair Value
		Measurements Using:
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
December 31, 2009	Fair Value	(Level 1)	(Level 2)	(Level 3)

Small Cap Equity Funds	$6,161,529	$6,161,529	$—	$—
Mid Cap Equity Funds	2,572,681	2,572,681
Large Cap Equity Funds	2,529,264	2,529,264
International Equity Funds	2,099,776	2,099,776
Other Equity Funds	817,032	817,032
Fixed Income Securities	3,887,460	3,887,460
Common Stock	30,569,615	30,569,615	—	—
Common Collective Trust	7,425,978	—	7,425,978	—
Guaranteed Income Contract	18,613,132	—	—	18,613,132
Participant Loans	1,204,015	—	—	1,204,015

Total	$75,880,482	$48,637,357	$7,425,978	$19,817,147

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 3 Fair Value Measurements (Continued)

		Fair Value
		Measurements Using:
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
December 31, 2008	Fair Value	(Level 1)	(Level 2)	(Level 3)

Small Cap Equity Funds	$4,676,072	$4,676,072	$—	$—
Mid Cap Equity Funds	1,409,058	1,409,058
Large Cap Equity Funds	1,821,876	1,821,876
International Equity Funds	1,587,205	1,587,205
Other Equity Funds	31,984	31,984
Fixed Income Securities	2,499,431	2,499,431
Common Stock	26,053,431	26,053,431	—	—
Common Collective Trust	6,704,867	—	6,704,867	—
Guaranteed Income Contract	17,714,736	—	—	17,714,736
Participant Loans	1,114,348	—	—	1,114,348

Total	$63,613,008	$38,079,057	$6,704,867	$18,829,084

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 3 Fair Value Measurements (Continued)
A summary of changes in the fair value of the Plan’s Level 3 assets is as follows:

	Guaranteed
	Income	Participant
Year Ended December 31, 2009	Contract	Loans	Total

Beginning balance	$17,714,736	$1,114,348	$18,829,084

Total gains or losses (realized and unrealized included in changes in net assets available for benefits)	5,398	—	5,398

Purchases, sales, issuances, settlements (net)	892,998	89,667	982,665

Ending balance	$18,613,132	$1,204,015	$19,817,147

	Guaranteed
	Income	Participant
Year Ended December 31, 2008	Contract	Loans	Total

Beginning balance	$15,009,652	$1,090,061	$16,099,713

Total gains or losses (realized and unrealized included in changes in net assets available for benefits)	—	—	—

Purchases, sales, issuances, settlements (net)	2,705,084	24,287	2,729,371

Ending balance	$17,714,736	$1,114,348	$18,829,084

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 4 Investments
Investment Contract with Insurance Company
The Plan entered into a fully benefit-responsive investment contract with Massachusetts Mutual Life Insurance Company (“Mass Mutual”). Mass Mutual maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed income contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
Because the guaranteed income contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Mass Mutual, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
This contract is an unallocated insurance contract, which is credited each January 1 and July 1 for interest earned. The average yields for 2009 and 2008 were 3.28% and 3.95%, respectively. The interest rates earned as of December 31, 2009 and 2008 were 3.20% and 3.70%, respectively.
Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan documents, (2) bankruptcy of the Plan Administrator or other Plan Administrator events which cause a significant withdrawal from the Plan or (3) the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan believes that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is not probable.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 4 Investments (Continued)
Investments
During 2009, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

2009

Badger Meter, Inc. common stock	$9,143,056
Common collective trusts	1,685,795
Mutual funds	3,346,465

Net appreciation in fair value of investments	$14,175,316

Investments that represent 5% or more of fair value of the Plan’s net assets as of December 31, are as follows:

	2009	2008

Badger Meter, Inc. common stock	$30,569,615	$26,053,431
M&I Growth Balanced Portfolio	$3,706,624	$3,400,792
M&I Diversified Stock Portfolio	$3,719,354	$3,700,075
Massachusetts Mutual Guaranteed Income contract*	$17,107,658	$18,431,347
Heartland Value Plus Fund	$5,209,489	$4,145,283

*  Investments in fully benefit responsive contracts are reported at contract value and other investments are reported at fair value.
Note 5 Note Payable
At December 31, 2009 and 2008, the outstanding balance on the loan was $584,576 and $658,793, respectively. The terms on the loan allow variable payments of principal with the final principal and interest payment due April 30, 2010, at which time it is expected to be renewed. Interest is payable at the prime interest rate (effective rate of .279% at December 31, 2009) or at the LIBOR rate plus 1.50% (effective rate of 1.779% at December 31, 2009). At December 31, 2009, the Plan exercised its option to designate the outstanding balance as a LIBOR rate loan to secure a fixed annual rate. The note payable is secured by the unallocated shares of Badger Meter, Inc. common stock held by the Plan. The Company has guaranteed the note payable and is obligated to contribute sufficient cash to the Plan to enable it to repay the loan principal and interest.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 5 Note Payable (Continued)
The note agreement contains certain restrictions and covenants, including a limitation on additional borrowings.
The pledged unallocated shares of Badger Meter, Inc. common stock are released as principal and interest payments are made on the note payable. The shares released are allocated to the participants’ accounts when authorized by the Company.
At December 31, the Plan’s investment in allocated and unallocated shares of Badger Meter, Inc. common stock was as follows:

	2009
	Shares	Cost	Fair Value

Allocated	658,504	$5,994,567	$26,221,629
Unallocated	109,191	561,351	4,347,986

Total	767,695	$6,555,918	$30,569,615

Per share			$39.82

	2008
	Shares	Cost	Fair Value

Allocated	771,032	$6,697,910	$22,375,349
Unallocated	126,743	651,586	3,678,082

Total	897,775	$7,349,496	$26,053,431

Per share			$29.02

In 2010, 12,309 shares of the Company’s common stock with a fair value of $490,144 were released and allocated to satisfy the Company’s 2009 matching contribution obligation. In 2009, 17,552 shares of the Company’s common stock with a fair value of $509,359 were released and allocated to satisfy the Company’s 2008 matching contribution obligation.

Badger Meter Employee Savings and Stock Ownership Plan
Notes to Financial Statements
Note 6 Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 7 Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated September 26, 2002, stating that the Plan was qualified under Section 401(a) and 401(k) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. However, the Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.
Note 8 Related Party Transactions
The Plan holds Badger Meter, Inc. common stock. The Company is the employer and Plan Administrator. Transactions in the Company’s common stock are party-in-interest transactions.
The number of the Company’s common shares held by the Plan was 767,695 and 897,775 as of December 31, 2009 and 2008, respectively. The fair value of the shares was $30,569,615 and $26,053,431 as of December 31, 2009 and 2008, respectively. The Plan earned dividends of $335,136 in 2009. In 2009, the Plan purchased Company shares with a cost of $2,295,157, received proceeds from the sale of Company shares of $6,884,820 and realized a gain of $3,447,079 on these sales.
Certain Plan investments are units of common collective trust and mutual funds managed by the Plan’s custodian and record keeper. These investments and participant loans are party-in-interest transactions. The Plan custodian charged $2,700 in participant loan fees in 2009.
Note 9 Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Unallocated shares are voted by the Plan Administrator on behalf of the collective best interest of plan participants and beneficiaries.

Supplemental Information

Badger Meter Employee Savings and Stock Ownership Plan
Schedule H Item 4i — Schedule of Assets (Held at End of Year)
EIN: 39-0143280 Plan Number: 009
Year Ended December 31, 2009

Identity of Issue	Description of Investment	Cost	Current Value

Badger Meter, Inc. Common Stock *	Common Stock	$6,555,918	$30,569,615

Massachusetts Mutual Lite Insurance
Company Insurance Contract	Guaranteed Income Contract	**	18,613,132
Heartland Value Plus Fund	Mutual Funds	**	5,209,489
Marshall Small Cap Growth Fund	Mutual Funds	**	952,040
Marshall Government Income Fund *	Mutual Funds	**	2,841,677
Harbor International Fund	Mutual Funds	**	1,253,594
Manning & Napier Fund, Inc.	Mutual Funds	**	846,182
M&l Growth Balanced Portfolio *	Common Collective Trusts	**	3,706,624
M&l Diversified Stock Portfolio *	Common Collective Trusts	**	3,719,354
Artisan Mid Cap Value Fund	Mutual Funds	**	373,005
Fidelity Advisor Mid Cap Fund	Mutual Funds	**	2,199,676
Davis N Y Venure Fund	Mutual Funds	**	1,642,042
T Rowe Price Growth	Mutual Funds	**	887,222
Fidelity Freedom 2040	Mutual Funds	**	69,125
Fidelity Freedom 2050	Mutual Funds	**	65,898
Fidelity Freedom 2010	Mutual Funds	**	27,544
Fidelity Freedom 2020	Mutual Funds	**	413,579
Fidelity Freedom 2030	Mutual Funds	**	240,886
Pimco Total Return Fund	Mutual Funds	**	638,909
Marshall Prime Money Market*	Cash Equivalent	**	406,874
Participant Loans	Interest rates ranging between 3.64% and 8.25% with various maturity		1,204,015

Total Assets (Held at End of Year)			$75,880,482

*	Party-in-interest.

**	Cost information not required for participant-directed investments.
See report of independent registered public accounting firm

Badger Meter Employee Savings and Stock Ownership Plan
Schedule H Item 4j — Schedule of Reportable Transactions
EIN: 39-0143280 Plan Number: 009
Year Ended December 31, 2009

					Current Value
					of Asset on
	Description of				Transaction	Net Gain or
Identity of Issue	Asset	Purchase Price	Selling Price	Cost of Asset	Date	(Loss)

Category (iii) — Series of security transactions in excess of 5% of plan assets:

Badger Meter, Inc.	Common Stock	N/A	$6,884,820	$3,437,741	$6,884,820	$3,447,079

Badger Meter, Inc.	Common Stock	$2,295,157	N/A	$2,295,157	$2,295,157	N/A

Massachusetts Mutual Life Insurance Co.	Guaranteed Income Contract	N/A	$6,911,561	$6,906,163	$6,911,561	$5,398

Massachusetts Mutual Life Insurance Co.	Guaranteed Income Contract	$5,538,869	N/A	$5,538,869	$5,538,869	N/A

There were no category (i), (ii) or (iv) reportable transactions for the year ended December 31, 2009.
See report of independent registered public accounting firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Badger Meter Employee Savings and Stock Ownership Plan
Date: June 15, 2010	By:	/s/ Richard A. Meeusen
Richard A. Meeusen
Administrative Committee Member

	By:	/s/ Richard E. Johnson
Richard E. Johnson
Administrative Committee Member

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23	Consent of Wipfli LLP, Independent Registered Public Accounting Firm